STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION & ANALYSIS
As at July 23, 2004
Form 51-102F1
FOR THE 1ST QUARTER ENDED May 31, 2004

FORWARD

This Management Discussion and Analysis ("MD&A") provides relevant information on the operations and financial condition of Starfield Resources Inc., ("Starfield" or the "Company") during the three-month period ended May 31, 2004. This MD&A has been prepared as of July 23, 2004.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended May 31, 2004. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended May 31, 2004. Starfield's Management is responsible for the preparation of these financial statements and notes thereto and the MD&A. These financial statements and the notes therein have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company's AIF and the unaudited financial statements and the notes thereto for the period ended May 31, 2004 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the SEC in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SELECTED ANNUAL INFORMATION

The following is a summary of selected financial data for the Company for its last three completed financial years.

	Year ended	Year ended	Year ended
	2/29/04	2/28/03	2/28/02

Revenue	$Nil	$Nil	$Nil
Net Income (Loss)	($1,723,364)	($1,970,057)	($1,390,224)
Earnings (Loss) Per Share	($0.0245)	($0.0379)	($0.0393)

Net Income (Loss) US GAAP	($4,777,778)	($8,476,127)	($7,803,766)
EPS (Loss) US GAAP	($0.0680)	($0.1632)	($0.2206)
Wtg.Avg.No.Shares US GAAP	70,241,100	51,906,222	35,370,271

Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Wtg.Avg.No.Shares Cdn GAAP	70,241,100	51,906,222	35,370,271

Working Capital	($432,192)	($1,344,153)	$777,208
Resource Properties	$24,381,058	$21,326,644	$14,820,574
Long Term Debt	$Nil	$Nil	$12,998
Long Term Debt (US GAAP)	$Nil	$Nil	$12,998
Shareholder's Equity	$23,963,949	$20,003,256	$15,013,734
Total Assets	$25,425,329	$21,595,636	$15,958,123
Total Assets (US GAAP)	$1,044,271	$268,992	$1,137,549

..

The primary source of funds since incorporation has been through the issuance of common shares via private placement, offering memorandum and the exercise of stock options and common share purchase warrants. The Company is in the exploration stage with the objective of enhancing its current resource base and seeking to discover additional resources in untested areas of its Ferguson Lake nickel-copper-cobalt-platinum-palladium property. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The Company has no dividend policy and has no intention of developing a dividend policy in the foreseeable future. The Company has paid no dividends and has no retained earnings from which it might pay dividends.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the firm's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs, or the future acquisition of projects, all within the overall framework of the condition of commodity prices and equity markets.

The Company recorded a net loss for fiscal 2004 of $1,723,364 compared to a loss of $1,970,057 in fiscal 2003. Cash at the end of the year was $639,837 compared to $5,433 at the end of fiscal 2003 and working capital was a negative $432,192 compared to a negative of $1,344,153 in fiscal 2003. For the year ended February 29, 2004, the Company raised through the issuance of capital $6,234,921 of which $3,054,414 was expended on resource exploration, $1,723,364 on general and administrative expenses and the balance on working capital improvement.

In fiscal 2005, the Company will again focus its exploration efforts on the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The Company's fiscal 2005 exploration is budgeted at $6,000,000.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last nine completed and current financial quarters ending May 31, 2004.

	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02	8/31/02	5/31/02
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	-	-	-	-	-	-	-	-	-
G & A Expenses	500,196	565,413	459,700	279,311	369,656	404,547	333,047	304,933	346,949
Stock based compensation	-	8,140	41,144	-	-	132,324	-	-	425,750
Large capital taxes		-	-	-	-	7,848	6,941	4,221	3,497

Loss - Canadian GAAP	500,196	573,553	500,844	279,311	369,656	544,719	339,988	309,154	776,196

Deferred mineral property costs	1,772,425	885,909	1,635,033	373,107	160,365	653,778	2,419,606	1,994,806	1,437,880
Loss - US GAAP	2,272,621	1,459,462	2,135,877	652,418	530,041	1,198,497	2,759,594	2,303,960	2,214,076

Loss per share - Canadian GAAP	0.0054	0.0082	0.0076	0.0044	0.0060	0.0084	0.0176	0.0063	0.0159
Loss per share - US GAAP	0.0247	0.0208	0.0327	0.0107	0.0087	0.0231	0.0554	0.0467	0.0456

Weighted average number of shares	91,980,308	70,241,100	65,230,045	60,904,040	60,727,373	51,906,222	49,739,108	49,346.802	48,543,611

Total Assets	31,535,702	25,425,329	23,933,618	21,991,596	21,606,323	21,595,636	21,002,301	19,139,856	16,736,849
Total long-term financial liabilities	-	-	-	-	-	4,852	6,695	8,434	10,485

Cash dividends	-	-	-	-	-	-	-	-	-

For the quarter ended May 31, 2004, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $1,684,577 were conducted on the Company's 100% owned Ferguson Lake property and a total of $162,848 on the Starfield/Wyn 50% option property of which $87,848 was spent by Starfield.

During the quarter ended May 31, 2004, the Company completed a private placement of 18,749,703 units at $0.40 per unit. Each unit consisted of a share and a share purchase warrant. Each purchase warrant entitles the holder to purchase a further share for $0.60 up to and including March 12, 2006. This private placement raised a total of $7,349,893 net of fees and a further 1,500,000 units were issued as finder's fees. Additionally, 812,500 outstanding share purchase warrants were exercised netting the Company a further $243,125. As a result of the foregoing, the Company's working capital increased to $4,744,371 as at May 31, 2004 compared to a negative working capital of $432,192 as at February 29, 2004. The Company has a planned $6,000,000 fiscal 2005 exploration program underway on which it has already spent $1,922,925 (direct exploration $1,684,577; equipment purchase $150,500; exploration on Wyn/Starfield 50% option property $87,848). Management is of the opinion that the Company will continue to have a successful exploration campaign and that working capital will be augmented through the exercise of outstanding warrants.

For fiscal 2005, the Company plans on spending $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES

	Quarterly Budget	Actual	Quarterly Variance	YTD Budget	Actual	YTD Variance
Travel & Conferences	120,000	127,087	7,087	120,000	127,087	7,087
Computer fees	33,000	18,855	(14,145)	33,000	18,855	(14,145)
Advertising & Promotion	60,000	11,775	(48,225)	60,000	11,775	(48,225)
Consulting	120,000	19,923	(100,077)	120,000	19,923	(100,077)
Management & Investor Relations	51,000	63,075	12,075	51,000	63,075	12,075
Office & Rent	135,000	131,408	(3,592)	135,000	131,408	(3,592)
Professional Fees & Regulatory Fees	60,000	127,051	67,051	60,000	127,051	67,051
TOTAL EXPENSES	579,000	499,174	(79,826)	579,000	499,174	(79,826)

For the quarter ended May 31, 2004, total expenses, excluding amortization of $1,022 were $499,174; this was under budgeted expenses of $579,000 by $79,826. Significant differences came in the consulting segment which was under budget by $100,077 due to timing of expenses and professional fees which were budgeted at $60,000 and came in at $127,051 or over budget by $67,051 due to legal expenses associated with the Company's $7,499,881 financing.

FERGUSON LAKE EXPLORATION

During the quarter ended May 31, 2004, the Company expended $1,922,925 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium Nunavut, Canada project (direct exploration on 100% owned property $1,684,577; equipment purchase $150,500; exploration on Wyn/Starfield 50% option property $87,848).

The 2004 Ferguson Lake Phase I Exploration Program budgeted at approximately $6,000,000 has the following objectives:

1.
Delineation diamond core drilling (13,000 meters) in the "Pit Area" eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel-Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and open 3-kilometer long positive UTEM conductor known as the 119 Zone Extension newly-identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

The 2004 Exploration Program mobilized in March with fuel and supplies moved into camp. To date of this report (July 23, 2004), the Company has completed 22 diamond drill holes (approximately 6,000 meters) in the "Pit Area" eastern portion of the West Zone and 1 diamond drill hole (1,400 meters) in the 119 Zone Extension. Assay results have been received and reported on from 8 holes with the balance of the holes being in various stages of analysis at the laboratory. In the quarter, approximately 20 line kilometers of surface UTEM geophysics has been completed to better define drill targets and subsequent to quarter end 343 line kilometers of helicopter-borne VTEM and magnetic surveying over 44 square kilometers has also been completed. Results of the VTEM Survey are currently being interpreted and this information will be disclosed shortly.

Initial drilling in the "Pit Area" to further investigate the platinum and palladium mineralization in the footwall has been successful. High-grade intercepts of PGEs have again been encountered.

As background to this year's drilling reported here, it is important to note that in late 2003 drill hole 03-157 intercepted 0.95 meters of high-grade platinum (17.01 g/t) and palladium (10.82 g/t) contained within a broader zone of footwall mineralization (15.5 m) grading 6.92 g/t Pt+Pd (2PGE). The first four 2004 holes reported herein are in the area of 03-157 (45+80W/1+95N) where holes 04-162 and 04-163 were collared 35 meters south on section with hole 03-157. Holes 04-164 and 04-165 were drilled 30 meters west and east respectively of hole 03-157 (see Table I).

It is pleasing to report that hole 04-165 intercepted an interval of 0.90 meters (237.10 to 238.00m) containing the highest platinum concentrations (43.39 grams/tonne or 1.27 ounces per ton) discovered to date on the property (Table I). This platinum- rich high grade interval is contained within a 3.55 meter zone (11.65 feet) grading 11.06 grams per tonne platinum (Table I). A second high-grade interval (217.80 to 218.8m) of 1.0 meter in hole 04-165 graded 32.23 grams/tonne palladium (0.94 ounces per ton) and 8.54 grams/tonne platinum (0.25 ounces per ton). This second interval is contained within a broader zone of footwall mineralization (4.92 meters or 16.14 feet) grading 11.42 grams/tonne Pt+Pd (2PGE - Table I). Holes 04-162-164 also intercepted PGE footwall mineralization of variable grades and thicknesses (Table I).

The second 2 holes reported, 04-166 and 04-167 are located approximately 375 meters and 335 meters, respectively, east of the first group of 4 holes.

Drill hole 04-166 intercepted minor intervals of gabbro-hosted PGE-rich footwall-style of mineralization (Table I). This hole was collared to target an untested portion of the UTEM geophysical conductor located in the area.

Drill hole 04-167 cut three separate intercepts of high-grade PGE footwall mineralization as well as broader zones of low-sulphide PGE mineralization (Table I). True thicknesses of the drill intercepts are not defined at this time.

Ferguson Lake gabbro-hosted footwall mineralization is often characterized by variable concentrations of platinum and palladium. Example intercepts from hole 04-167 include: a 1.25 meter (4.10 feet) interval from 153.50 to 154.75 meters grading 10.4 g/t platinum and 4.02 g/t palladium; a 0.9 meter (2.45 feet) interval from 218.60 to 219.50 meters grading 0.65 g/t platinum and 4.10 g/t palladium; and a 1.45 meter (4.76 feet) interval from 266.30 to 267.75 meters grading 0.53 g/t platinum and 4.65 g/t palladium (Table I).

It is important to note that the zone of high grade platinum-palladium (14.42 g/t 2 PGE, Table I) newly discovered in hole 04-167 is located 335 meters east of hole 03-157 which graded 6.92 g/t 2 PGE over a core length of 15.5 meters and 135 meters east of hole 02-135 which graded 6.1 g/t 2 PGE over a core length of 10.18 meters. This new platinum-rich zone in 04-167 is contained within a 3.75 meter (12.3 feet) core length grading 6.0 g/t 2 PGE (Table I).

The Company is pleased that the presence of broad zones of 2 PGE footwall mineralization often containing high-grade platinum concentrations continue to be encountered along the trend of the "Pit Area" during the 2004 exploration program.

TABLE I HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
		includes	224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83

04-162	-50	45+80W/1+60N	132.00-133.13	1.13 (3.71)	372	65	23	2.20	1.30	3.50
			173.00-175.10	2.10 (6.89)	948	600	89	1.31	0.63	1.94
			209.90-215.65	5.75 (18.86)	0.487	0.429	0.064	1.94	0.30	2.24
		(including	209.90-212.80	2.90 (9.51)	0.817	0.758	0.11	2.63	0.37)	3.00
		(including	212.80-215.65	2.85 (9.35)	1315	949	168	1.24	0.23)	1.47

04-163	-65	45+80W 1+60N	207.25-209.52	2.27 (7.45)	372	2063	130	2.67	0.33	3.00
			235.45-238.45	2.00 (6.56)	462	2317	185	1.85	0.15	2.00
			244.32-248.95	4.63 (15.19)	0.287	0.233	0.033	1.52	0.16	1.68
		(including	244.32-247.90	3.58 (11.75)	2308	1465	232	1.3	0.19)	1.49
		(including	248.17-248.95	0.78 (2.56)	0.621	0.702	0.086	3.02	0.11)	3.13

04-164	-50	46+10W 1+95N	214.00-214.75	0.79 (2.46)	207	417	50	1015•	54•	Assay
			242.46-242.86	0.40 (1.31)	2.22	0.19	0.025	2174•	28•	Pending

04-165	-50	45+50W 1+95N	207.70-208.80	1.10 (3.61)	139	280	52	0.94	1.38	2.32
			209.90-210.70	0.80 (2.62)	267	739	145	4.72	0.51	5.23
			215.90-220.82	4.92 (16.14)	595	659	97	9.09	2.33	11.42
		(including	217.80-219.82	2.02 (6.63)	1164	1178	174	18.53	4.84)	23.37
		(including	217.80-218.80	1.00 (3.28)	1606	1830	265	32.23**	8.54**	40.77
			237.10-240.65	3.55 (11.65)	0.532	0.274	0.035	2.19	11.06	13.25
		(including	237.10-238.75	1.65 (5.41)	685	906	138	1.58	23.73)	25.31
		(including	237.10-238.00	0.90 (2.95)	954	1495	221	2.41**	43.39)**	45.80
04-166	-60	42+05W 0+90N	80.45-86.05	5.60 (18.37)	151	297	47	1.06	0.32	1.38
			106.88-107.80	0.92 (3.02)	0.335%	1.220%	0.094%	2.26	0.07	2.33
			122.25-125.60	3.35 (10.99)	0.236%	0.269%	0.034%	1.07	0.41	1.48
		(including	125.25-125.60	0.35 (1.15)	0.134%	0.632%	0.079%	2.86	2.91)	5.77

04-167	-60	42+45W 1+65N	133.00-143.37	10.37 (34.02)	114	203	40	1.33	0.41	1.74
		(including	133.00-137.00	4.00 (13.12)	196	319	62	2.07	0.54)	2.61
			145.65-152.25	6.60 (21.65)	0.605%	0.464%	0.055%	2.01	0.25	2.26
			152.25-156.00	3.75 (12.30)	124	132	22	1.66	4.34	6.00
		(including	153.50-154.75	1.25 (4.10)	217	252	39	4.02**	10.40**	14.42
			163.00-164.50	1.50 (4.92)	266	177	29	0.83	0.92	1.75
			167.50-170.50	3.00 (9.84)	612	404	52	1.36	0.43	1.79
			218.60-219.50	0.90 (2.95)	0.465%	0.167%	0.017%	4.10**	0.65**	4.75
			257.80-260.80	3.00 (9.84)	806	963	109	1.71	0.22	1.93
			264.45-269.60	5.15 (16.90)	212	525	55	2.43	0.30	2.73
		(including	266.30-267.75	1.45 (4.76)	389.2	1016	98	4.65**	0.53**	5.18
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%) ** Average of 3 assays
♦Preliminary geochemical analysis (ppb): Fire Assays pending
*2PGE=Pt+Pd

Highlights of massive sulphide drilled results in the Eastern portion of West Zone (drilled concurrently while testing for 5

PGE mineralization below in the footwall) are highlighted in Table II.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-162	-50	45+80W 1+60N	135.27136.65	1.38 (4.53)	0.359	0.451	0.056	0.86	0.08	0.94

04-163	-65	45+80W/1+60N	132.06145.15	13.09(42.95)	0.624	0.739	0.094	1.27	0.17	1.44
		(including	132.72138.80	2.33 (7.64)	0.526	1.062	0.124	1.94	0.29)	2.23
		(including	140.45144.48	4.03 (13.22)	0.874	1.151	0.149	1.64	0.23)	1.87

04-164	-50	46+10W/1+95N	158.20164.70	6.50 (21.33)	1.016	0.866	0.113	1.66	0.19	1.85
		(including	159.34-164.70	5.36 (17.59)	1.128	0.92	0.123	1.84	0.21)	2.05

04-165	-50	45+50W/1+95N	145.53-148.47	2.94 (9.65)	0.529	0.311	0.041	0.60	0.03	0.63
		(including	145.53-146.47	0.94 (3.08)	0.796	0.819	0.107	1.24	0.08)	1.32
			152.47-154.16	1.69 (5.54)	1.175	0.629	0.077	1.24	0.11	1.35

04-166	-60	42+00W/0+90N	54.40-62.25	7.85 (25.75)	0.956	0.559	0.071	1.19	0.25	1.44
		(including	57.50-62.25	4.75 (15.58)	0.933	0.844	0.107	1.68	0.36)	2.04
			76.05-79.18	3.13 (10.27)	1.397	0.905	0.114	2.35	0.27	2.62

04-167	-60	42+45W/1+65N	77.20-77.50	0.30 (0.98)	1.876	1.379	0.123	2.38	0.16	2.54
			99.90-102.15	2.25 (7.38)	0.62	0.989	0.105	4.16	0.16	4.32

04-168		42+45W/1+65N	79.60-83.88	4.28 (14.04)	2.391	0.982	0.140	1.99	0.24	2.23
		(including	82.60-83.88	1.28 (4.20)	3.983	0.869	0.169	1.99	0.27)	2.26

04-169	-60	40+30W/1+40N	63.95-80.20	16.25(53.31)	1.099	0.841	0.092	1.93	0.35	2.28
		(including	68.00-80.20	12.20 (40.03)	1.397	0.881	0.101	2.07	0.37)	2.44
		(including	74.00-75.00	1.00 (3.28)	4.665	0.830	0.085	2.30	0.36)	2.66
		(including	75.00-76.00	1.00 (3.28)	1.152	0.835	0.166	2.01	1.30)	3.31
			94.70-98.00	3.30 (10.83)	0.621	1.247	0.166	2.68	0.23	2.91
*2PGE=Pt+Pd

The West Zone, situated between grid section lines 39+00W and 68+00W, has an inferred mineral resource (at a 1.5% Cu+Ni cutoff grade) of 22.9 million tonnes grading 1.21% Cu, 0.71% Ni, 0.082% Co and 1.78 grams/tonne Pd and 0.31 grams/tonne Pt (2.09 grams/tonne Pd+ Pt). In addition to these inferred resources, definition drilling in 2002 between section lines 42+68W and 51+20W, (West Zone "Pit Area"), outlined an indicated mineral resource (at 1.0% Cu+Ni cutoff grade) of 6.7 million tonnes grading 0.92% Cu, 0.65% Ni, 0.072% Co, 1.39 grams/tonne Pd, 0.20 grams/tonne Pt (1.59 grams/tonne Pd+Pt) (N.C. Carter, April 8, 2003).

The company is pleased to report analytical results for intersections of semi to massive sulphides encountered in the first eight holes of the 2004 definition drilling program. It is important to note that these Cu+Ni+Co+Pd+Pt bearing sulphides are found in the upper portions of the various drill holes and that gabbro-hosted PGE footwall mineralization occurs below the sulphide lens(es). Intersection lengths reported for the moderately north-dipping sulphide lens(es) approximate true widths in this part of West Zone. The 2004 definition drilling is providing additional information regarding the lateral and down-dip continuity of these sulphide lenses. Most of the drill holes completed to date are 250 to 325 meters in length. As indicated in the preceding table, significant thicknesses of sulphide mineralization were encountered in holes FL04-

163, -166 and -169 which include intercepts of 13.09m, 7.85m and 16.25m respectively. Hole FL04-169, drilled to investigate the previously untested portion of the UTEM conductor on section line 40+30W, included a one meter interval of 4.66% Cu within the 16.25 meter sulphide lens. Also of note are significant 2 PGE concentrations present in the Cu-Ni-Co bearing sulphides encountered in hole FL04-169, particularly the one-meter interval grading 1.3 g/t platinum and 2.01 g/t palladium.

Previous drilling by Inco in the 1950's and by Starfield Resources in 1999 and 2000 established inferred mineral resources for the West Zone sulphide lens(es) between section lines 39+00W and 58+65W. The zone was extended to the west to section line 68+00W by further drilling in 2001 and 2002 which successfully tested a strong UTEM-3 conductor at depth.

As noted, definition drilling of the eastern part of West Zone in 2002 reclassified resources in this area to indicated category. Continued definition drilling in 2003 was directed to a portion of a strong UTEM-3 conductor between section lines 39+00W and 42+65W, an area that had not been previously drilled by Starfield. Significant sulphide intervals of 10.53 meters and 20.95 meters were encountered in drill holes FL03-158 and FL03-159 respectively as reported in news release SRU-02-04, February 3, 2004.

The company will continue to focus on the definition of both gabbro-hosted PGE-bearing sulphide lens(es) and footwall platinum and palladium mineralization in this part of West Zone during the 2004 Phase I drilling program.

119 Extension Drilling:

Hole 04-174 is the first to test the potential southwestern extension of 119 Zone that was initially identified by inversion of magnetic data and confirmed by a subsequent UTEM-3 geophysical survey in late 2003. The UTEM survey identified a deep conductive zone that extends southwesterly from the 119 sulphide zone for more than 3 kilometers as reported in Starfield news release #SRU-1-04A of January 22, 2004.

Hole FL04-174, collared 750 meters southwest of the furthest west holes drilled in 2002 to test the 119 Zone (holes FL02-137,-139,-141), was drilled at an inclination of -760 and an azimuth of 1430, or normal to the long axis of the conductive zone. Stringer and massive sulphide mineralization was intersected between hole depths of 1292 and 1312 meters; the more significant intervals are listed in the following table.

TABLE III

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174	-76[0]	83+80W/11+6N	1295.98-1303.10	7.12 (23.36)	0.711	0.499	0.057	1.10	0.18	1.28
		(including	1298.65-1302.50	3.85 (12.63)	0.889	0.817	0.094	1.66	0.32)	1.98
			1307.82-1310.47	2.65 (8.69)	1.799	0.662	0.075	2.00	0.16	2.16
		(including	1307.82-1309.10	1.28 (4.20)	0.757	1.029	0.116	2.20	0.10	2.30
		(and	1309.10-1309.77	0.67 (2.20)	4.946	0.308	0.037	2.83	0.37	3.20)
*2PGE=Pd+Pt

The principal objective of hole FL04-174 was to confirm that the UTEM anomaly was caused by the presence of base and precious metal sulphide mineralization within what is now referred to as the 119 Extension. Elsewhere on the Ferguson Lake property, all sulphide zones including West Zone, are coincident with UTEM conductors. A secondary objective was to use this hole as a "platform" for detailed down-hole geophysical surveying of the conductive zone at depth. Bore hole UTEM (BHUTEM) surveying was undertaken to provide more precise information regarding the strength, position and extent of the conductive zone originally identified by surface surveys. S.J. Visser, P.Geo., principal of SJ Geophysics, conducted a three loop BHUTEM survey of the drill hole utilizing a 1500 meter long cable. BHUTEM surveys are designed to provide detailed conductor(s) information for a radius of about 100 meters outward from the hole and in order to facilitate this, the hole was drilled to a final depth of 1447.6 meters or 130 meters beyond the last interval containing sulphide mineralization.

Preliminary field interpretation of the BHUTEM data, coupled with drill core information, suggest that hole FL04-174 intersected the lower one-third of the UTEM conductor comprising the 119 Extension anomaly. BHUTEM modeling further suggests that the most significant portion of the conductor is located above, or up-dip, of the sulphide intercepts encountered in the recently completed hole between depths of 1292 and 1382 meters.

A closely-spaced, three conductive plate model appears to best fit the BHUTEM data for hole FL04-174. The top of the conductive plates is roughly 500 vertical meters below surface and is interpreted to plunge 10 degrees in a westerly direction.

Starfield is undertaking wedge drilling off hole FL04-174 in order to further explore the 119 Extension. This phase of drilling is making use of a "state of the art" steerable, directional Devidrill coring system. The first wedge hole is well underway and will test the modeled UTEM and BHUTEM conductive plates approximately 100 meters up dip from the sulphide mineralization intersected in the original hole. Additional wedge holes are planned to test other parts of the conductive zone up- and down-dip and along strike.

Results obtained from hole FL04-174 confirm the extension of 119 Zone sulphide mineralization in a southwesterly direction. In this context, it is important to note that the discovery of the 119 Zone in 2002 was the result of an 800 meters westerly step out from the known limits of West Zone. Initial drilling of 119 Zone, intended to test a deep UTEM conductive target, intersected two to three lenses of Cu+Ni+Co+PGE-bearing massive sulphides over a 400 meters strike length and at vertical depths of between 800 and 900 meters. An initial inferred mineral resource estimate for the 119 Zone, at a cutoff grade of 1.5% Cu+Ni, was reported to be 5.8 million tonnes grading 1.31% Cu, 0.72% Ni, 0.086% Co. 2.02 g/t Pd and 0.30 g/t Pt (N.C. Carter, Ph.D., P.Eng, April 8,2003).

Results obtained from more than 67,500 meters of core drilling completed by Starfield to date on the Ferguson Lake property suggest that overall thicknesses of, and base-metal and precious-metal (PGE) grades within the sulphide lens(es) increase in a westerly direction and to depth in both West Zone and 119 Zone. The best exploration guide has been the direct correlation between UTEM conductive zones and sulphide mineralization. Hole FL04-174 confirms that sulphide mineralization is the cause of the 119 Extension UTEM conductor which extends in a southwesterly direction for more than 3 kilometers. The delineation of enhanced base and precious metals grades within significant thicknesses of massive and stringer sulphides will be the focus of continuing exploration of the 119 Extension.

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 67,500 meters of core from 174 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

SUBSEQUENT EVENTS

a)
On July 5, 2004 the Company announced that options to acquire a total of 2,695,000 shares of the Company at an exercise price of $0.40 per share were granted to directors, officers, employees and consultants in amounts to be determined.

b)	In July, 2004, the Company received $63,000 pursuant to the exercise of 180,000 share purchase warrants at $0.35 each.